EX-99.B-77D

                                W&R FUNDS, INC.

SUB-ITEM 77D(a):    Policies with respect to security investments

                    Pursuant to approval by the Board of Directors of W&R Funds, Inc. (formerly, Waddell & Reed Funds, Inc.), the name of its series fund, the Growth Fund, was changed to Small Cap Growth Fund, effective June 30, 2000. Also, the investment strategy was changed. In the past, Growth Fund sought to achieve its goal of capital appreciation by investing primarily in common stocks. Small Cap Growth Fund now seeks to achieve its goal by investing in the common stock of companies whose market capitalizations are within the range of capitalizations of companies included in the Lipper, Inc. Small Cap category.